March 16, 2010

Ms. Cicely LaMothe
Branch Chief
Mail Stop 3010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:         Raymond James Financial, Inc. (the "Company")
Form 10-K for Year Ended September 30, 2009
Form 10-Q for Quarter Ended December 31, 2009
File No. 001-09109
.
Dear Ms. LaMothe:

This letter is in response to your comment letter dated March 4, 2010.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K

Item 1A.  Risk Factors, page 15

1.
We note disclosure at the bottom of page 49, which indicates that you are unable to estimate if or when you could be approved as a bank holding company.  Please tell us what consideration you gave to including a risk factor about this uncertainty and the associated risks to your business if you do not receive this approval.

We included a risk factor titled “Our Business and Financial Condition Could be Adversely Affected by New Regulations to Which We Expect to Become Subject as a Result of Becoming a Financial Holding Company,” on page 19 of our Form 10-K.  In the discussion of that risk factor in this section of our filing, we did not specifically address the risk of not being approved as a bank holding company.  However, the last sentence of that Form 10-K discussion provides the following reference, “see the section entitled “Business-Regulation” of Item 1 of this report for additional information.”  Included within the referenced additional information, specifically on page 50 of Form 10-K, we state “if RJ Bank remains a thrift, its business mix would be required to be oriented to loans related to residential real estate and other qualifying thrift assets.”

We believe that the most significant risks associated with the pending decision on our bank holding company application are as stated in the Risk Factor we cite above and which is discussed on page 19 of our Form 10-K.  Further, including the discussion within the Business-Regulation section on page 50 our Form 10-K, we believe we have provided disclosures regarding ramifications to RJ Bank were the application not approved.  From the perspective of the parent company (“RJF”), this issue most significantly impacts RJ Bank and therefore our disclosures refer only to RJ Bank.

Item 3. – Legal Proceedings, page 22

2.
Refer to the third paragraph on page 23.  Please tell us how you concluded that at present you do not have the capacity to repurchase all or a significant portion of the outstanding ARS.  Quantify the amount you estimated would be needed to make such repurchases and explain how you calculated that amount.  Also, please clarify how you would fund such repurchases if you were required to do so.  Confirm that you will provide similar disclosure in your future filings.

           As of September 30, 2009, our clients held ARS positions with a total value of approximately $800 million, which is the amount we estimate we would need to pay if we were required to repurchase the securities at par.

The majority of our cash and capital is held within our subsidiaries. Within the Sources of Liquidity portion of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, specifically in paragraphs eight, nine and ten on page 44 of our Form 10-K, we discuss the capacity of our subsidiaries to pay dividends to the parent company.  After taking into account regulatory and debt covenant requirements, our domestic broker–dealer subsidiaries had approximately $69 million of excess net capital available to dividend to the parent company as of September 30, 2009.  RJ Bank’s ability to pay dividends to the parent company as of September 30, 2009 was impacted by debt covenants and capital and regulatory requirements.  Liquidity available from our other subsidiaries is relatively insignificant. Based on this amount of available liquidity for cash dividends from our subsidiaries at September 30, 2009, we stated within our Item 3 discussion of ARS on page 23 of our Form 10-K that “if we were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or a significant portion of the these ARS from certain clients, we would have to have sufficient regulatory capital and cash or borrowings power to do so, and at present we do not have such capacity.”

If we were required to repurchase the securities we would need to either arrange to finance the purchase through bank borrowings or else raise cash through a debt or equity offering, both of which while possible but not necessarily assured, would take time. As we currently have an effective universal shelf registration statement on file with the Commission, a public offering could be undertaken within a relatively short period of time, once the terms of any ARS repurchase were ultimately determined. Of course, any receptivity of bank lenders or the private or public capital markets to such a financing would depend on such terms and financial market conditions at the time.  In our future filings, we will consider adding language to any ARS discussions within Item 3 further clarifying these alternatives.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Sources of Liquidity, page 44

3.
We note the various borrowings and financing arrangements described on page 45.  Please tell us why you have not filed the credit agreements relating to these arrangements as exhibits to the Form 10-K, other than the $100 million credit agreement included as Exhibits 10.12.1 and 10.12.2.  Refer to Item 601(b)(10) of Regulation S-K.

We have not filed the credit agreements to which Raymond James & Associates, Inc., (“RJA”) our principal broker-dealer, is a party because we consider them to be in the ordinary course of business.  RJA, like other United States broker-dealers, typically finances its fixed income securities inventory though master repurchase agreements or secured loans.  Two of the three current RJA committed credit agreements are structured as repurchase agreements and the third is a secured loan agreement.  We believe that these agreements come within the scope of Item 601(b) (10) (ii) of Regulation S-K and thus are not required to be filed.

Risk Monitoring Process, page 66

Residential and Consumer Loans, page 66

4.
You have disclosed on pages 67 and 69 that you use concentration ratios, a percentage of adjusted RJ Bank total assets, to evaluate and manage credit risk.  Given that adjusted RJ Bank total assets appears to be a non-GAAP measure, clarify to us how you have complied with the disclosure requirements of Item 10(e) of Regulation S-K.  Specifically, your disclosure has inadvertently omitted (1) a reconciliation from your non-GAAP measure to a similar GAAP measure and (2) a statement disclosing why management believes that the presentation of non-GAAP financial measure provides useful information to investors.

As discussed in Item 1 “Business-Regulation” within paragraph 6 on page 11 of our Form 10-K, RJ Bank’s total assets included short-term qualifying investments made in order to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution.  The geographic and industry loan concentrations utilized in our evaluation and management of credit risk discussed on pages 67 and 69 of our Form 10-K, respectively, exclude these additional short-term investments from RJ Bank’s total assets.  The footnotes to those tables on pages 67 and 69 describe the nature of the adjustment to total assets (the exclusion of short-term investments as described in paragraph 3 on page 36 of our Form 10-K) that resulted in the non-GAAP financial measure.  In our view, the use of this non-GAAP financial measure provided investors with loan portfolio concentration percentages which are more representative of RJ Bank’s ongoing asset levels.  Had a GAAP measure of total assets been utilized to calculate the loan concentration percentages, the resulting disclosure would have understated the concentrations utilized in our credit risk analysis.  Accordingly, we did not present the loan concentration percentages using the GAAP financial measure in the disclosures as we concluded this information would not have been useful to investors.

In future filings, we will consider adding more detail to the disclosures to clarify the reconciliation from our non-GAAP measure to the GAAP measure.  We will add disclosure of the reason why management believes the use of the non-GAAP measure provides more useful information to investors.

Financial Statements and Footnotes

Consolidated Statements of Income and Comprehensive Income, page 73

5.
We note that you have included dividends per share on the face of your Income Statement versus the notes to your financial statements.  Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Our intention is to provide meaningful disclosure of dividends paid per common share to our investors.  Given the specific provisions of ASC 260-10-45-5, in our future filings we will relocate this disclosure to our earnings per share footnote.

Note 16 – Commitments and Contingencies, Page 114

6.
You have indicated on page 116 that you are a defendant or co-defendant in various lawsuits and arbitrations incidental to your securities business as well as other corporate litigations.  It is unclear as to why you have not provided the disclosures required by FASB ASC 450-20-50-3 through 450-20-50-5 for the legal proceedings that you have described on pages 22 - 23.  Please advise.

Our accounting policy regarding the recognition of liabilities for contingencies is discussed in the “Legal Reserves” section of Note 1 on page 86 of our Form 10-K.

The legal proceedings we described within Item 3 on pages 22 - 23 of our Form 10-K, represent pending legal proceedings which we considered to be other than ordinary routine litigation incidental to the business. While these matters do not meet the definition of “material” as defined in Item 103 of Regulation S-K, we elected to provide the disclosure of these matters within Item 3 of our Form 10-K.

Based upon the information available as of the date of filing of our financial statements regarding the specific matters described in Item 3 of our Form 10-K, no disclosure of any of those matters was required in our Notes to Consolidated Financial Statements as the conditions specified in FASB ASC 450-20-50-3 through 450-20-50-5 were not met.  Further, we believe the existence of matters described specifically within Item 3 of our Form 10-K are generally described in our Notes to Consolidated Financial Statements as they are among the “various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation” which we refer to on page 116.

Schedule 14A filed January 11, 2010

Proposal 1:  Election of Directors, page 4

7.
Please confirm that you will revise future filings to provide a detailed description of the business experience for each of the directors during the past five years.  Specifically, please expand the disclosure related to the following directors:

•	Mr. Godbold
•	Mr. James
•	Mr. Saltzman
•	Mr. Simmons

Refer to Item 401(e) of Regulation S-K.

We confirm that we will provide in future proxy statements more detailed descriptions of the business experience of each director during the prior five years.  Below are biographies containing such additional details that we propose to include regarding Messrs: Godbold, James, Saltzman and Simmons.

Francis Godbold

Vice Chairman of RJF since 2002.  Director and officer of various affiliated entities.  Has served as a director of Raymond James Bank since 1994 and currently is a member of its Executive and Executive Loan committees; a member of the Operating Committee of Raymond James Tax Credit Funds, Inc. since 2005.  Trustee of the Georgia Tech Foundation, Inc. since 2003; member of its Investments Committee, which he co-chaired from 2007 to 2009.

Thomas A. James

Chairman of the Board of RJF since 1986, having also served as Chief Executive Officer since 1970.  As Chief Executive Officer, Mr. James chairs the Company’s Operating Committee, the Company’s asset allocation committee, the monthly financial review and the budget process.  As Chief Executive Officer of Raymond James & Associates, RJF’s principal broker-dealer subsidiary, Mr. James chairs its Compliance and Standards Committee.  Mr. James has been active in the Financial Services Roundtable since 2000, and served as its Chairman in 2007.  He is the former Chairman, Florida Council of 100 and the former Chairman of the Securities Industry Association (now, the Securities Industry and Financial Markets Association).

Robert Saltzman

Since retiring as President and Chief Executive Officer of Jackson National Life Insurance Co. in 2001, Mr. Saltzman has managed his personal investments, occasionally consulted with parties unaffiliated with the Company on life insurance matters and assisted a family member in connection with the purchase and financing of a private company in which he now is an investor.  Mr. Saltzman has been a director of WNC First Corporation, a privately held property and casualty insurance underwriter, since November 2004.  Mr. Saltzman was a Director and Audit Committee Chairman of Enhance Financial Services, an New York Stock Exchange (“NYSE”) listed company, from 1998 until its acquisition in March, 2001.  He is a Life Trustee of Northwestern University. Mr. Saltzman is the Chair of our CGN&C Committee.

Hardwick Simmons

Director, Lions Gate Entertainment Corp. since 2005.  Director of two privately held companies, Stonetex Oil Company and Invivoscribe Technologies, Inc.  Former Director of Geneva Acquisition Corp. from 2007 until 2009.  Former Chairman and CEO of the NASDAQ Stock Market from 2001 to 2003.  President and CEO of Prudential Securities from 1990 to 2001.  President, Shearson Lehman Brothers – Private Client Group, from 1983 to 1990.  Former Chairman of the Securities Industry Association (now, the Securities Industry and Financial Markets Association).  Former Director of the NASD.  Mr. Simmons is our Lead Director, Chair of our Audit Committee and Member of our CGN&C Committee.

*  *  *  *

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance & Chief Financial Officer
Raymond James Financial, Inc.